Toyota Motor Credit Corporation

6565 Headquarters Drive

Plano, TX 75024

February 7, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023; Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Toyota Motor Credit Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023, which was filed with the Securities and Exchange Commission on February 7, 2024.

Very truly yours,

Toyota Motor Credit Corporation

By:	/s/ Ellen L. Farrell
	Name:	Ellen L. Farrell
	Title:	Group Vice President, General Counsel,
Chief Legal, Compliance and Administrative
Officer and Secretary